Page 1 of 4 pages.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes  X    No
         ---      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                   Item                             Filing/Distribution Date
--------------------------------------------    --------------------------------
1. Immediate Report filed with the Tel-Aviv
   Stock Exchange                                        June 24, 2003

                                     ITEM 1

                                                             Date: June 24, 2003

Messrs.                       Messrs.                     Messers.
Securities Authority          Tel Aviv Stock Exchange     Registrar of Companies
22 Kanfei Nesharim Street     54 Echad Ha'am Street       97 Jaffa Street
Jerusalem 95464               Tel Aviv                    Jerusalem
---------------               --------                    ---------


                              RE: IMMEDIATE REPORT
                                  ----------------


Following immediate reports dated June 12, 2003 and June 15, 2003 the company hereby notifies that the negotiations with the financing banks and the controlling shareholder regarding the increase of credit lines to the company and complementary settlements are not yet crystallized.

Non increase of the credit lines until now has resulted in the company's inability to meet due payments to non negotiable debenture holders, suppliers and others, in the scope of approx. NIS 4 million.

In light of the above, the company is acting at all levels in order to finalize the negotiation as soon as possible and to find an immediate solution to the company's temporary liquidity difficulties.


                                                 Sincerely yours,

                                                 Yair Kohavi, Adv.
                                                 Corporate Secretary


Contact:  Adv. Yair Kohavi, Corporate Secretary,
          Tel: 972-4-9851497, Fax: 972-4-9815797

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                          By:         /s/ Yair Kohavi
                                              ----------------------------------
                                                     Yair Kohavi, Adv.
                                                    Corporate Secretary


Date: June 24, 2003